July 12, 2011
BY EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Kevin L. Vaughn

Re:	Woodward, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed November 18, 2010 Form 10-Q for the Quarter Ended March 31, 2011 Filed April 27, 2011 File No. 000-08408
Ladies and Gentlemen:
Set forth below are the responses of Woodward, Inc. (“Woodward”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated June 28, 2011, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed November 18, 2010 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011. For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.
Form 10-K for the Fiscal Year Ended September 30, 2010
Financial Condition, Liquidity, and Capital Resources, page 51
1.
We note your disclosure on page 80 that you do not provide for taxes on undistributed earnings of $77.8 million since you consider these permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

In response to the Staff’s comment, Woodward intends to disclose under Liquidity and Capital Resources in future filings the amount of cash and cash equivalents held by foreign subsidiaries. We expect that additional disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, will be similar to the following:

Of the $105,579 of cash and cash equivalents held at September 30, 2010, $44,489 is held in foreign subsidiaries. We are not presently aware of any restrictions on the repatriation of these funds, although a portion is considered permanently invested in these foreign subsidiaries. If these funds were needed to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. may cause us to incur additional U.S. income taxes or foreign withholding taxes. Any additional taxes could be offset, in part or in whole, by foreign tax credits. The amount of such taxes and application of tax credits would be dependent on the income tax laws and other circumstances at the time any of these amounts were repatriated.

Item 8. Financial Statements and Supplementary Data, page 61
Note 4. Business Acquisitions and Dispositions, page 75
2.
We note that you acquired HR Textron, Inc. (HRT) on April 3, 2009 for $380.8 million and that you included historical audited financial statements as of and for the year ended December 31, 2008 for HRT within your Form 8-K/A filed on June 15, 2009. Please provide us with your calculations of the significance of the acquisition for purposes of determining the periods to present in the financial statements required by Rule 3-05 of Regulation S-X.

Rule 3-05(b)(2) of Regulation S-X determines the financial statements that may be required to be filed in a Current Report on Form 8-K when a reporting company acquires a new business. Under Rule 3-05(b)(2), financial statements are required based on conditions established in the “significant subsidiary” definition contained in Rule 1-02(w) of Regulation S-X as follows:

(a)	If none of the conditions of Rule 1-02(w) exceeds 20%, financial statements are not required.
(b)
If any of the conditions of Rule 1-02(w) exceeds 20%, but none exceed 40%, financial statements are required for at least the most recent fiscal year and any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

(c)
If any of the conditions of Rule 1-02(w) exceeds 40%, but none exceed 50%, financial statements are required for at least the two most recent fiscal years and any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

(d)	If any of the conditions of Rule 1-02(w) exceed 50%, the full financial statements specified in Rules 3-01 and 3-02 of Regulation S-X are required.

Under Rule 3-05(b)(3) of Regulation S-X, the determination of significance is to be made by comparing the most recent annual financial statements of each such new business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. However, if the registrant made a significant acquisition subsequent to the latest fiscal year-end and filed a report on Form 8-K which included audited financial statements of such acquired business for the periods required by this section and the pro forma financial information required by Article 11 of Regulation S-X, such determination may be made by using pro forma amounts for the latest fiscal year in the report on Form 8-K rather than by using the historical amounts of the registrant.

On October 1, 2008, Woodward acquired all of the outstanding shares of stock of Techni-Core, Inc. (“Techni-Core”) and all of the outstanding shares of stock of MPC Products Corporation (“MPC”) not held by Techni-Core (the “MPC Acquisition”). On December 15, 2008, Woodward timely filed a Form 8-K/A (the “MPC Form 8-K/A”) that included pro forma information giving effect to the MPC Acquisition as of the end of Woodward’s most recent fiscal year ended September 30, 2008. Accordingly, for purposes of the calculations under Rule 3-05 described above, Woodward used the pro forma amounts included in the MPC Form 8-K/A in accordance with Rule 3-05(b)(3) and the guidance set forth in paragraph 2025.3 of the Division of Corporation Finance Financial Reporting Manual.[1]

Woodward applied the rules described above, including the three conditions appearing in the significant subsidiary definition (namely, the investment test, asset test and pre-tax income test set forth in subparagraphs (1) — (3) of the significant subsidiary definition), and the summarized calculations are presented below:

HRT Acquisition
Rule 3-05 tests (dollars in thousands)

1. Investment Test (Rule 1-02(w)(1))

Purchase Price	$380,749
Woodward total assets as of September 30, 2008, as disclosed on a pro forma basis in the MPC Form 8-K/A	1,379,105

Purchase price as a percentage of Woodward total assets	27.61%

2. Asset Test (Rule 1-02(w)(2))

HRT total assets based on audited financial statements as of December 31, 2008	$170,493
Woodward total assets as of September 30, 2008, as disclosed on a pro forma basis in the MPC Form 8-K/A	1,379,105

HRT total assets as a percentage of Woodward total assets	12.36%

3. Pre-Tax Income Test (Rule 1-02(w)(3))

HRT pre-tax income based on audited financial statements as of December 31, 2008	$29,024
Woodward pre-tax income as of September 30, 2008, as disclosed on a pro forma basis in the MPC Form 8-K/A	137,608

HRT pre-tax income as a percentage of Woodward pre-tax income	21.09%

[1]
Under Rule 3-05(a)(3), acquisitions of a group of related businesses that occurred subsequent to the latest fiscal year-end for which audited financial statements of a company have been filed are required to be treated as if they are a single business combination only if (1) the businesses are under common control or management; (2) the acquisition of one business is conditional on the acquisition of each other business; or (3) each acquisition is conditioned on a single common event. In this case, the MPC Acquisition and the acquisition of HRT should not be treated as a single acquisition for the purpose of the calculations set forth above because (a) neither business was under common control or management at the time of the respective acquisition, (b) the acquisition of HRT was neither being contemplated or discussed with Textron, Inc. at the time of the MPC Acquisition and (c) neither acquisition was conditioned on the acquisition of the other business or some other single or common event.

Based on the above significant subsidiary calculations, the investment test and pre-tax income text exceeded 20%, but did not exceed 40% and the asset test did not exceed 20%. As a result, pursuant to Rule 3-01 and 3-02, financial statements of HRT were only required for HRT’s most recent fiscal year and any applicable interim periods.[2] Accordingly, on June 15, 2009, Woodward timely filed a Form 8-K/A for the HRT acquisition containing audited financial statements of HRT, including a balance sheet as of December 31, 2008, and statements of operations and cash flows for the year ended December 31, 2008, and unaudited pro forma condensed consolidated financial information giving effect to the HRT acquisition.

Item 11. Executive Compensation, page 118
3.
We note that on page 32 of your proxy statement you indicate that an executive officer’s base salary and long-term incentive compensation may differ from the 50th percentile benchmark due to qualitative factors. Please tell us, and revise future filings to disclose, where the actual amounts of compensation paid fell in relation to the targeted amount. If any of your named executive officers are compensated at levels that are materially different from the targeted level of compensation, please also provide discussion and analysis as to why. Also tell us, and revise future filings to disclose, how amounts realized from other elements of compensation, such as the LTIP payouts you discuss, are considered in setting the amounts and elements of compensation you pay.

[2]
Because HRT, which was a subsidiary of Textron, Inc., was not an accelerated filer, interim financial statements would have only been required if the initial Current Report on Form 8-K reporting the HRT acquisition was required to be filed more than 135 days after December 31, 2008, which was the date of HRT’s most recent audited financial statements. See Division of Corporation Finance Financial Reporting Manual, Section 2045.14. The Current Report on Form 8-K initially reporting the HRT acquisition was required to be filed on April 9, 2009, which was 99 calendar days after December 31, 2008. As a result, interim financial statements for HRT as of March 31, 2009 were not required to be filed with Woodward’s Current Report on Form 8-K/A for the HRT acquisition.

In response to the Staff’s request for additional information, the following table describes how total compensation opportunity and its component elements (base salary, annual incentive value, and long-term incentive value) for each Named Executive Officer varied in relation to the external market data Woodward utilized as one element of its compensation decision-making process:

Named		Annual		Total
Executive	Base	Incentive	Long-Term	Compensation
Officer	Salary	Value	Incentive Value	Opportunity
Gendron	-4%	+9%	+6%	+4%
Weber	+2%	+2%	+39%	+16%
Lauffer	-4%	+14%	+8%	+12%
Benning	+11%	+10%	+11%	+11%
Glass	+3%	-1%	-3%	-1%

In future filings, Woodward intends to give a more detailed description of its compensation decision-making process, specifically the circumstances under which it utilizes external market data as one element of this process, and not the primary factor in establishing compensation decisions. Additionally, in accordance with the instructions to Item 402(b) of Regulation S-K requiring a discussion of material information and material principles underlying compensation policies and decisions, as well as the Staff’s enumerated position and pronouncements that compensation disclosure should be clear, concise and meaningful, we expect to describe where total compensation opportunity and its component elements (base salary, annual incentive value, and long-term incentive value) materially vary in relation to the external market data and discuss reasons for any such variances. We intend to include additional disclosure in future filings that would be similar to the following:

Compensation Decisions Compared to Market Data.

When determining total compensation opportunities for our executives, we give consideration to many influencing dimensions. These factors include: our compensation philosophy to set grounding principles and broad direction; external market data to provide a frame of reference for how typical companies in our size range set compensation opportunities; the nature and scope of the individual’s role at Woodward compared to the benchmark job; the individual’s performance, experience, knowledge, skills, abilities and potential; and the accumulated impact on our retention efforts over the course of the individual’s career.

We look at 50th percentile statistics when analyzing external market data because we believe it generally represents typical company practice. However, as a matter of strategy we do not target the 50th percentile or any percentile as a specific objective. Rather, our compensation decisions are based on the full consideration of all of the above mentioned elements that provide input into our deliberations. As an outcome of these deliberations, total compensation opportunity for an individual may therefore be at, above, or below 50th percentile market data. The following table describes for applicable Named Executive Officers any material variations from the market data that we utilized for each element of compensation and the total compensation of those Named Executive Officers:

Named		Annual	Long-Term	Total
Executive		Incentive	Incentive	Compensation
Officer	Base Salary	Value	Value	Opportunity	Comments
Weber	+2%	+2%	+39%	+16%	Decision to recognize Mr. Weber’s higher level of impact by positioning total compensation opportunity higher than 50th percentile, and to build ownership stake by delivering this additional compensation in long-term incentive compensation for the purpose of retention and the alignment of Mr. Weber’s interests with the long-term interests of Woodward’s stockholders.
Lauffer	-4%	+14%	+8%	+12%	Mr. Lauffer’s baseline utilizes a global peer group benchmark, which is derived from U.S. market data and adjusted to reflect the impact of foreign currency translation. Differences from this baseline where based on the consideration of his substantial experience and the complexity of the operations he manages.
Benning	+11%	+10%	+11%	+11%	Differences based on substantial experience and tenure in role.

In addition to the foregoing, Woodward intends to disclose in future filings whether and the extent to which actual payouts for any year are taken into consideration in establishing the elements or amounts of compensation for a subsequent year. Considering Woodward’s total compensation approach, which includes base pay and variable pay (annual incentive compensation and long-term incentive compensation), the actual performance for the year determines the payment outcome for that specific year, but does not influence setting or establishing compensation opportunities for a subsequent year.

Form 10-Q for the Quarter Ended March 31, 2011
Note 18. Segment Information, page 24
4.
We note from your Form 8-K filed on February 14, 2011 that you have established two groups within your Turbine Systems business segment and hired two presidents for these new groups. Please explain to us how the establishment of these two groups within your Turbine Systems business segment has impacted your segment disclosures and analysis as of March 31, 2011. Refer to the guidance in 280-10 of the FASB Accounting Standards Codification.

Woodward has been engaged in an ongoing assessment of management succession planning, and as part of a succession planning process, is also evaluating the strategic alignment of Woodward’s business units. Specifically, the following senior management changes have recently been made:

1.	Establishment of separate business units within our Turbine Systems business segment (Form 8-K filed February 14, 2011)
a.	Appointment of Mr. Marty Glass as President, Aircraft Turbine Systems
b.	Appointment of Mr. James Rudolph as President Industrial Turbomachinery Systems
2.	Retirement of Mr. Dennis Benning, President of Airframe Systems (Form 8-K filed April 27, 2011)
3.	Appointment of Mr. Marty Glass to Airframe Systems as the new President, departing from his position as the President of Aircraft Turbine Systems (Form 8-K filed June 17, 2011)
4.	Appointment of Mr. Sagar Patel as President of Aircraft Turbine Systems (Form 8-K filed June 17, 2011)

As of March 31, 2011, we evaluated our current management structure and the discrete financial information available. In this evaluation, we considered the guidance of ASC 280-10-50-1 which states that:

An operating segment is a component of a public entity that has all of the following criteria:
(a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
(b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
(c)	Its discrete financial information is available.

In Woodward’s case, Aircraft Turbine Systems and Industrial Turbomachinery Systems do not meet all of the criteria of an operating segment. First, discrete financial information was not available as of March 31, 2011 or June 30, 2011, and is not expected to be available by September 30, 2011, for each of Aircraft Turbine Systems and Industrial Turbomachinery Systems because Woodward has only begun to implement the strategic realignment. Second, separate operating results for each of Aircraft Turbine Systems and Industrial Turbomachinery Systems are not currently being reviewed by Woodward’s chief operating decision maker for the reason discussed above. Instead, Woodward’s chief operating decision maker reviews combined operating results presented as Turbine Systems. Accordingly, because separate financial information has not been available for each business unit and management of the business units has been evaluated and directed using only the combined financials, Turbine Systems represents a single segment for the periods presented in the subject Form 10-Q.

Woodward continues to evaluate its segment reporting in light of numerous and significant acquisitions and other organizational realignments. The above ASC criteria will be a key part of this ongoing evaluation.

Exhibit 31.1 and 31.2
5.
We note here and within your December 31, 2010 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report.)” from paragraph 4(d). The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings to include corrected certifications.

In future filings, Woodward will include in all of its certifications required by Exchange Act Rule 13a-14(a) the language referenced by the Staff in Comment 5.
* * * * *
In connection with its response to the Staff’s comment letter, Woodward acknowledges that:
•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (970) 498- 3112 or Chris Fawzy, our Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, at (970) 498-3121 to discuss the matters addressed above or other issues relating to the subject Form 10-K or Form 10-Q. Thank you for your attention to this matter.

Very truly yours,
/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr.

cc:	A. Christopher Fawzy Woodward, Inc. Philip S. Stamatakos Timothy J. Melton Joel T. May Jones Day